SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.    Notification by Scottish Power plc on Schedule 10, dated August 6, 2003, of major interests in shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	August 12, 2003	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Securities Ltd 290,781

Barclays Global Investors Australia Ltd 759,370

Barclays Global Investors, N.A. 26,909,243

Barclays Private Bank and Trust Ltd 93,241

Barclays Global Investors Japan Investment Trust 146,389

Barclays Bank Trust Company Ltd 97,844

Barclays Nikko Global Investors Ltd 753,711

Barclays Global Investors Ltd 37,385,439

Barclays Global Fund Advisors 511,554

Barclays Global Investors Japan Trust & Banking 2,570,458

Barclays Private Bank Ltd 373,930

Barclays Private Bank and Trust Ltd 11,050

Barclays Life Assurance Co Ltd 4,619,756

Total 74,522,766

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security Ordinary

50p shares

10) Date of transaction

Not stated

11) Date company informed

6 August 2003

12) Total holding following this notification

74,522,766

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

n/a

15) Name of contact and telephone number for queries

Donald McPherson

Assistant Secretary

0141 566 4675

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson

Date of notification 6 August 2003